

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 28, 2016

Dror Svorai
Chief Executive Officer
Vapor Group, Inc.
3901 SW 47th Avenue, Suite 415
Davie, Florida 33314

      Re: Vapor Group, Inc.
             Form 10-K for the year ended December 31, 2014
             Filed March 31, 2015
             File No. 000-51159

Dear Mr. Svorai:

We have reviewed your November 6, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Your response to our previous comment 1 in your letter dated November 6, 2015 indicates you planned to file the required amendment to the Form 10-K for the year ended December 31, 2014 no later than January 1, 2016. As this date has passed, please tell us when you plan to file the required amended Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at 202-551-3191 or Anne Parker at 202-551-3611 with any other questions or you may call me at 202-551-3380.

Sincerely,

/s/Lyn Shenk

Branch Chief
Office of Transportation and Leisure